Date    9 April 2001
Number  34/01


BHP AND ESSO SIGN LONG-TERM TASMANIA GAS DEAL

BHP Limited (BHP) and Esso Australia Resources Pty Ltd (Esso) have signed a long-term supply agreement with Duke Energy International (Duke Energy) enabling the introduction of natural gas to Tasmania.

The supply agreement will provide substantial underpinning volumes for the pipeline for up to 15 years starting in 2002. The signing follows an initial Memorandum of Understanding that was signed between Duke Energy, BHP and Esso in July 1999.

BHP Petroleum Vice President Gas Business Development David McGough said:
"This agreement marks a significant new era for Tasmania."

"For the first time, Tasmanian businesses and consumers will have direct access to a long-term competitive gas supply."

Esso Australia Gas Marketing Director Nick Heath said: "Experience tells us that natural gas brings economic growth. Existing Tasmanian industries will become more competitive and new industries will be attracted to Tasmania."

Esso/BHP won the contract to supply Duke Energy after demonstrating access to long-term reserves and willingness and ability to supply competitively priced gas over a long period.

"Esso/BHP's operations in Bass Strait have been supplying gas to Victoria for more than 30 years," Mr Heath said.

"Our plentiful reserves, established infrastructure and world-class gas production facilities at Longford have proved once again why Esso/BHP is the gas supplier of choice in South Eastern Australia."

Esso/BHP will need to increase the capacity of Longford to supply Tasmania.

The Tasmanian supply agreement comes only a few months after Bass Strait gas began flowing from Gippsland into New South Wales through Duke Energy's Eastern Gas Pipeline.

****
Further information can be found on our Internet site: http://www.bhp.com


Further Information:

Media Relations

BHP
Mandy Frostick
Manager Media Relations
Ph:  61 3 9609 4157
Mob: 61 3 419 546 245

Investor Relations
Andrew Nairn
Senior Investor Relations Analyst
Ph:  61 3 9609 3952
Mob: 61 3 408 313 259

Francis McAllister
Vice President Investor Relations
Houston (North America)
Ph:  713  961 8625

Esso Australia
Chris Welberry
Public Affairs Advisor
Mob: 61 3 438 080 998


Background:

Bass Strait Gas

For over three decades, the Bass Strait oil and gas production system has supplied much of Australia's daily crude oil requirements and nearly all of Victoria's natural gas, and is operated by Esso Australia on behalf of the 50:50 joint venture with BHP Petroleum. The Gippsland Basin is the largest natural gas supply region in eastern Australia.

Longford Gas Processing Facility

Esso/BHP's Longford gas processing facility consists of three gas processing plants and a crude oil stabilisation plant. Petroleum, in both liquid and gaseous form, is extracted from the oil and gas reservoirs using the Bass Strait production platforms and transported by a pipeline network to Longford where it is converted to sales gas, raw LPG and stabilised crude oil and condensate. Natural gas processed at Longford is approximately 200PJ per annum.

Duke Energy Tasmanian Pipeline

The Duke Energy Tasmanian Pipeline will run from the Esso/BHP Longford gas processing facility in Gippsland, cross Bass Strait and come ashore in the region north of George Town. The offshore pipeline will rest on the bed of Bass Strait, while the onshore pipelines will stretch to Port Latta in the north west, and Hobart in the south. Duke Energy expects the pipeline to be completed in the first half of 2002.
end